August 31, 2020

VIA EDGAR

Liz Packebusch Office of Energy & Transportation United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:        HighCape Capital Acquisition Corp.

Registration Statement on Form S-1

Filed August 3, 2020

Amendment No. 1 to Registration Statement on Form S-1

Filed August 10, 2020

File No. 333-240283

Dear Ms. Packebusch:

On behalf of our client, HighCape Capital Acquisition Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated August 18, 2020, relating to the Company’s Registration Statement on Form S-1 filed with the Commission on August 3, 2020 and Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the Commission on August 10, 2020.

The Company has filed via EDGAR Amendment No. 2 to its Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s responses to the comments received by the Staff.

We have set forth below the comments of the Staff in bold and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Form S-1.

Registration Statement on Form S-1 filed August 3, 2020

Provisions in our amended and restated certificate of incorporation and Delaware law may have the effect of discouraging lawsuits, page 61-62

1.	We note the disclosure in the second paragraph of this risk factor states that "unless [you] consent in writing to the selection of an alternative forum, the federal courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act against [you] or any of [your] directors, officers, other employees or agents." We further note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please revise the second paragraph to clarify that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response: The Company has revised the disclosure on pages 64 and 136 of the Registration Statement in response to the comment of the Staff.

Amendment No. 1 to Form S-1 filed August 10, 2020

Exhibit 4.4, page 1

2.	We note that the form of warrant agreement filed as Exhibit 4.4 provides that the company agrees that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, “which jurisdiction shall be exclusive.” If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

Response: In response to the comment of the Staff, the Company has revised section 9.3 of the warrant agreement to clarify that this provision does not apply to claims under the Exchange Act or any other claims for which the federal district courts are the sole and exclusive jurisdiction. In addition, the Company has revised the disclosure on pages 59 and 132 of the Registration Statement in response to the comment of the Staff.

If you have any questions related to this letter, please contact Joel Rubinstein at (212) 819-7642 or Daniel Nussen at (213) 620-7796 of White & Case LLP.

Sincerely,

/s/ White & Case LLP

cc:      Kevin Rakin, Chief Executive Officer, HighCape Capital Acquisition Corp.